Filed Pursuant to Rule 253(g)(2)

File No. 024-11443

Supplement No. 1 Dated September 16, 2021

to the Offering Circular Dated August 9, 2021

CAPVIEW RESIDENTIAL INCOME – FUND VII, LP

Offering Units of

Limited Partnership Interests at $1,000 per Unit

Maximum Offering: $50,000,000

Minimum Subscription: $25,000

This Supplement No. 1 to Offering Circular (the “Supplement No. 1”) relates to the Offering Circular of Capview Residential Income – Fund VII, LP (“CRI7” or the “Fund”), dated August 9, 2021 (the “Offering Circular”), relating to CRI7’s offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which CRI7 is offering up to up to 50,000 units of limited partnership interest at an offering price of $1,000 per unit for aggregate maximum gross proceeds of $50,000,000.

This Supplement No. 1 should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular, except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular. Unless otherwise defined herein, capitalized terms used in this Supplement No. 1 shall have the same meanings as in the Offering Circular.

The purpose of this Supplement is to disclose the following:

1 -	a material contract filed with the Form 1-U filed with the United States Securities and Exchange Commission (“SEC”) on August 27, 2021, and

2 -

an update to the form of Amended and Restated Partnership Agreement of Capview Residential Income – Fund VII, LP (the “Partnership Agreement”), included as Appendix B to the Offering Circular, for revisions made to certain provisions of the Partnership Agreement.

OFFERING CIRCULAR UPDATES

New Property Management Agreement

On August 23, 2021, CRI7 entered into a Property Management, Leasing and Services Agreement (the “Management Agreement”) dated effective as of August 19, 2021, with HRG Management, LLC (“HRG”). Pursuant to the Management Agreement, CRI7 has engaged HRG to act as CRI7’s agent to perform leasing and management services (including inspection, quality assurance, maintenance and renovation supervision) with respect to certain single family residential rental income properties owned or to be acquired by CRI7.

A copy of the Management Agreement is filed as an exhibit to the Form 1-U filed with the SEC on August 27, 2021.

Updates to the Partnership Agreement

The general partner of the Fund, CRI Fund VII GP, LLC, a Texas limited liability company (“General Partner”), has made three clarifying updates to the form of amended and restated limited partnership agreement that will become effective, and govern the management of the Fund and the rights and obligations of the General Partner and the limited partners, upon the admission of the first investor subscribing to units of limited partnership interest pursuant to the Offering Circular.

First, Section 3.1(a) was added to the form of Partnership Agreement to clarify the intention of the original limited partner, Capview Holdings, LLC (an affiliate of the Fund), to withdraw from the Fund as its initial limited partner on the date on which an additional limited partner is admitted to the Fund.

Second, Section 3.5 of the Partnership Agreement regarding partner loans was revised to clarify that the General Partner and its affiliates are permitted to lend money to CRI7 in order to finance its acquisitions of single family residential properties, as well as to finance liquidity needs that might arise from timing differences between the purchase by CRI7 of single family residential properties and its receipt of capital contributions from its limited partners. The terms and conditions of any loan made by a partner shall be no worse for CRI7 than the terms and conditions of a comparable loan CRI7 could obtain from an unaffiliated third party in an arms’ length transaction.

Finally, Section 7.8 regarding related party transactions was revised to clarify that approval of related party transactions by the limited partners of the Fund is not required for transaction expressly provided for in the Partnership agreement, including any partner loans made pursuant to Section 3.5 of the Partnership Agreement.

The Partnership Agreement, as revised, is attached to this Supplement No. 1 as Appendix B.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement No. 1 or the Offering Circular are truthful or complete. Any representation to the contrary is a criminal offense.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

Appendix B

AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

OF

CAPVIEW RESIDENTIAL INCOME – FUND VII, LP,
a Delaware limited partnership

- i -

- ii -

AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

OF

CAPVIEW RESIDENTIAL INCOME – FUND VII, LP,
a Delaware limited partnership

THE LIMITED PARTNERSHIP INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES ACT OF THE STATES OF DELAWARE OR THE SECURITIES LAWS OF ANY OTHER STATE IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AS PROVIDED IN THOSE STATUTES. THE LIMITED PARTNERSHIP INTERESTS MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY ARE REGISTERED UNDER THE SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE SECURITIES ACT OR UNLESS EXEMPTIONS FROM REGISTRATION UNDER SUCH ACTS ARE AVAILABLE. THE TRANSFERABILITY OF AN INTEREST IN THE PARTNERSHIP BY A LIMITED PARTNER IS ALSO RESTRICTED BY ARTICLE VIII OF THIS AGREEMENT. EACH LIMITED PARTNER HAS MADE CERTAIN REPRESENTATIONS AND WARRANTIES TO THE GENERAL PARTNER AND HAS AGREED THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS LIMITED PARTNERSHIP INTEREST WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID STATUTES AND THE RULES AND REGULATIONS THEREUNDER.

THIS AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT OF CAPVIEW RESIDENTIAL INCOME – FUND VII, LP (this “Agreement”) is made and entered into effective as of [____________], 2021, by and among CRI Fund VII GP, LLC, a Texas limited liability company, as the general partner (the “General Partner”), Capview Holdings, LLC, a Delaware limited liability company (the “Original Limited Partner”), and each of the Persons who execute this Agreement as limited partners (herein sometimes referred to individually as a “Limited Partner” and collectively as the “Limited Partners”) of Capview Residential Income – Fund VII, LP, a Delaware limited partnership (the “Partnership”). The General Partner and the Limited Partners are collectively referred to as the “Partners” and individually as a “Partner.”

WHEREAS, the Partnership was formed under the name “Capview Residential Income – Fund VII, LP” as a limited partnership pursuant to the Act (defined below) by the filing of a Certificate of Limited Partnership with the Secretary of State of the State of Delaware on January 25, 2021;

WHEREAS, in connection with the formation of the Partnership, the General Partner and the Original Limited Partner entered into the Agreement of Limited Partnership of Capview Residential Income – Fund VII, LP, dated as of February 2, 2021 but effective for all purposes as of January 25, 2021 (as amended to date, the “Original Agreement”);

WHEREAS, pursuant to Section 9.1 of the Original Agreement, the Partners wish to amend and restate the Original Agreement in its entirety to include amendments which have been approved by all of the Partners.

NOW, THEREFORE, for and in consideration of the foregoing and the respective covenants and agreements hereinafter set forth, the parties hereto, intending to be legally bound, amend and restate in its entirety the Original Agreement as follows:

- 1 -

CONTINUATION

1. The parties to this Agreement hereby continue the Partnership pursuant to the Act in accordance with the terms and conditions of this Agreement. Upon the request of the General Partner, the parties shall execute promptly all certificates and other documents that are needed to enable the General Partner to accomplish all filing, recording, publishing and other acts necessary or appropriate to comply with all requirements for the continuation of the Partnership under the laws of the State of Delaware.

2. The General Partner shall take such action as may be necessary or appropriate to qualify the Partnership under the laws of the States and jurisdictions in which it may operate, and the General Partner shall file or cause to be filed for recordation in the office of the appropriate authorities of the States and jurisdictions in which it operates such certificates and other documents as are required by the applicable statutes, rules or regulations of such States or jurisdictions.

ARTICLE I

DEFINED TERMS

The defined terms used in this Agreement shall, unless the context otherwise requires, have the meanings specified in this Article.

Section 1.1 Definitions. When used in this Agreement, the following terms will have the meanings set forth below.

“Act” means the Delaware Revised Uniform Limited Partnership Act, as now in effect and as hereafter amended.

“Adjusted Capital Account” means the Capital Account maintained for each Partner which is determined as of the end of each Fiscal Year, or other appropriate occasion, (i) increased by any amounts which such Partner is obligated to restore pursuant to any provision of this Agreement or Regulation § 1.704-1(b)(2)(ii)(c) or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulation §§ 1.704-2(g)(1) and 1.704-2(i)(5) and (ii) decreased by the items described in Regulation §§ 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulation § 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Adjusted Capital Account Deficit” means, with respect to any Partner, the deficit balance, if any, in such Partner’s Adjusted Capital Account as of the end of the relevant Fiscal Year or other appropriate occasion.

“Affiliate” or “Affiliated” means, with respect to any Person: (a) a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Person in question, (b) any Person who owns, directly, or indirectly through one or more intermediaries, twenty percent (20%) or more of all equity interests in such Person, (c) any Person who is a spouse, ancestor, descendant or sibling of the Person in question, or a trust created for the primary benefit of such Person or the spouse, ancestor, descendant or sibling of such Person, and/or (d) any Person’s managers, directors, officers and/or similar senior level employees. As used herein, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or interests, by contract, or otherwise; and the terms “affiliated,” “controlling” and “controlled” have meanings correlative to the foregoing.

- 2 -

“Agreement” means this Amended and Restated Limited Partnership Agreement of Capview Residential Income – Fund VII, LP.

“Approve”, “Approved by”, “Approval of”, “Approval” means with respect to the Limited Partners, the consent of Limited Partners which own in excess of fifty percent (50%) of the Units (excluding from this calculation Units held by the General Partner or any of its Affiliates).

“Asset” means any interest of the Partnership in any property or asset of any kind or nature whatsoever, regardless of whether such interest may be tangible, intangible, mature, inchoate, contingent, unliquidated, asserted, or certain.

“Attorney-in-Fact” shall mean the General Partner, any Liquidator (and any authorized partners, officers and attorneys-in-fact thereof), in each case with power of substitution, appointed and constituted as such by each Partner in accordance with the terms and provisions contained herein.

“Benefit Plan Investor” has the meaning set forth in Section 7.6.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in Dallas, Texas are authorized or required by law to close.

“Capital Account” means, with respect to any Partner, an account that initially has a balance equal to the initial Capital Contribution of such Partner as reflected in the books and records of the Partnership and that is increased by (i) the amount of additional cash and the fair market value of any additional property subsequently contributed by such Partner to the capital of the Partnership (net of liabilities secured by such contributed property that the Partnership is considered to assume or to take subject to under Section 752 of the Code), (ii) the amount of any Net Profits allocated to such Partner from and after the date hereof pursuant to Section 5.2, and (iii) the amount of any special allocations of income or gain to such Partner pursuant to Section 5.4, and decreased by (a) the amount of money distributed to such Partner by the Partnership from and after the date hereof in respect of the Partnership Interest of such Partner, (b) the amount of the fair market value of any property distributed to such Partner by the Partnership from and after the date hereof (net of liabilities secured by such distributed property that such Partner is considered to assume or take subject to under Section 752 of the Code), (c) the amount of any Net Losses allocated to such Partner from and after the date hereof pursuant to Section 5.3, and (d) the amount of any special allocation of deductions or losses to such Partner pursuant to Section 5.4.

If the Partnership at any time distributes any of its Assets in-kind to any Partner, the Capital Account of each Partner shall be adjusted to account for that Partner’s allocable share (as determined under Article V below) of the income, gain, loss and deduction that would have been realized by the Partnership had it sold the Assets distributed for their respective fair market values immediately prior to their distribution. The Capital Accounts of the Partners shall also be adjusted to reflect a revaluation of the Partnership’s Assets to their fair market values on the date of adjustment upon the occurrence of any of the following events:

(1)

An increase in any new or existing Partner’s Partnership Interest resulting from the contribution of money or property by such Partner to the Partnership including a conversion of debt into a Partnership Interest;

(2)

Any reduction in a Partner’s Partnership Interest resulting from a distribution to such Partner in consideration of all or part of his Partnership Interest, unless such distribution is pro rata to all Partners in accordance with their respective Sharing Ratios; and

(3)	Whenever else allowed under Regulations Section 1.704-1(b)(2)(iv)(f).

- 3 -

The adjustments to Capital Accounts shall reflect the manner in which the unrealized income, gain, loss and deduction inherent in the property would be allocated if there were a disposition of the Partnership’s property at its fair market value on the date of adjustment.

A Partner’s Capital Account shall not be adjusted to reflect gain or loss attributable to the disposition of property contributed by such Partner to the extent such Partner’s Capital Account reflected such inherent gain or loss in the property on the date of its contribution to the Partnership.

The foregoing Capital Account definition and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulation § 1.704-1(b),and shall be interpreted and applied in a manner consistent with such Regulations.

“Capital Contribution” means, with respect to any Partner, the amount of cash and/or the fair market value of any property that such Partner contributes or is deemed to contribute to the capital of the Partnership in accordance with the provisions of this Agreement.

“Capital Transaction” shall mean a transaction pursuant to which (i) the Partnership borrows funds (other than ordinary and necessary trade debt), (ii) Assets of the Partnership are sold, exchanged, or otherwise disposed of (other than immaterial amounts of Assets in the ordinary course of business), (iii) the Partnership receives distributions in respect of a Capital Transaction undertaken by any entity in which the Partnership is directly or indirectly an equity investor, (iv) the Partnership effects any other transaction which, in accordance with GAAP, is considered capital in nature, or (v) the refinancing of Partnership indebtedness; provided, however, that neither the receipt by the Partnership of Capital Contributions nor a Liquidating Event shall be deemed Capital Transactions.

“Certificate” means the Certificate of Limited Partnership relating to the Partnership filed in the office of the Secretary of State of the State of Delaware, as amended from time to time in accordance with the terms of this Agreement and the Act.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

“Commencement Date” means, with respect to any Capital Contribution, the twentieth (20th) Business Day after such Capital Contribution has been accepted by the Partnership.

“Debt” of any Person at any date, without duplication, means (i) all indebtedness of such Person for borrowed money; (ii) all obligations of such Person for the deferred purchase price of property or services (other than trade payables, accrued expenses, and equipment leases incurred in the ordinary course of business); (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (v) all obligations of such Person, contingent or otherwise, as an account party or applicant under acceptance, letter of credit or similar facilities in respect of obligations of the kind referred to in subsections (i) through (iv) of this definition; and (vi) all obligations, contingent or otherwise, of such Person guaranteeing or having the effect of guaranteeing any Debt or other obligation payable or performable by another Person in any manner, whether directly or indirectly, in respect of obligations of the kind referred to in subsections (i) through (v) above.

“Distribution Shortfall” has the meaning set forth in Section 6.4.

- 4 -

“Estimated Tax Liability” means, with respect to each Partner for each Fiscal Year or other period of the Partnership, an amount equal to the product of (i) such percentage rate reasonably determined each year by the General Partner in consultation with the Partnership’s accountant to equal the effective marginal rate of combined local, state, federal income tax and federal Medicare tax (imposed by Code Section 1411 on income and gain allocated by the Partnership) applicable to the Partners, after taking into consideration the character and amount of income and gains recognized by the Partnership during the Fiscal Year to which such determination relates, times (ii) the amount of a Partner’s share of Net Profits for each Fiscal Year of the Partnership allocated pursuant to Sections 5.2 or 5.4 hereof for such Fiscal Year (or other period).

“Fiscal Year” means the calendar year.

“GAAP” means generally accepted accounting principles.

“General Partner” means CRI Fund VII GP, LLC, a Texas limited liability company, for so long as it remains a general partner in accordance with this Agreement and the Act, and any other Person admitted pursuant to this Agreement in the capacity of general partner, for so long as such Person remains as a general partner in accordance with this Agreement and the Act; and (subject to the foregoing) “General Partners” means all General Partners.

“General Partner's Carried Interest” means, with respect to any Unit, the amount that would be owed to the General Partner pursuant to Sections 6.2(b) with respect to such Unit upon a hypothetical

Liquidating Event.

“Indemnitee” means each of the Liquidator, the Partners and any partner, member, manager, shareholder, director, officer, Affiliate, employee or agent of such Partner.

“IRS” means the Internal Revenue Service.

“Lien” means any mortgage, pledge, hypothecation, assignment (as security), deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest, or any preference, priority or other security agreement or preferential arrangement having substantially the same economic effect as any of the foregoing (including any conditional sale or other title retention agreement and any capital lease).

“Limited Partner” means each Person who has been admitted to the Partnership as a limited partner, and whose name appears in the Partnership’s books and records as a limited partner, for as long as each such Person remains a limited partner in accordance with this Agreement and the Act. “Limited Partners” means all Limited Partners.

“Liquidating Event” shall mean the sale or exchange of all or substantially all of the assets of the Partnership, or any other transaction which, individually or together with any similar transaction or transactions, results in the disposition of all or substantially all of the Assets of the Partnership and occurs in the course of liquidation of the Partnership or upon and with respect to which event the Partnership will be dissolved and wound up. The General Partner’s designation of an event as a Liquidating Event shall be binding upon the Partners and the Partnership absent manifest error.

“Liquidator” shall mean the General Partner or, in the event there is no general partner, any Person Approved by the Limited Partners to oversee the winding up of the Partnership in accordance with Section 9.2.

- 5 -

“Net Profits and Net Losses” means, for each Fiscal Year or other period, an amount equal to the Partnership’s taxable income or loss, as the case may be, for such year or period, determined in accordance with Section 703(a) of the Code (and for this purpose, all items of income, gain, loss, and deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss); provided, however, for purposes of computing such taxable income or loss:

(a) The computation of all items of income, gain, loss, and deductions shall be made without regard to any basis adjustment, under Section 743 of the Code, which may be made by the Partnership;

(b) Any receipts of the Partnership that are exempt from federal income tax and are not otherwise included in taxable income or loss shall be added to such taxable income or reduce such loss;

(c) Any expenditures of the Partnership described in Section 705(a)(2)(B) of the Code or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Regulation § 1.704-1(b), and not otherwise taken into account in computing Net Profits and Net Losses, shall be subtracted from such taxable income or added to such loss; and

(d) There shall be added to such taxable income or loss those losses and deductions which are specially allocated pursuant to Section 5.4, and there shall be subtracted from such taxable income or loss those items of income and gain which are specially allocated under Section 5.4.

“Nonrecourse Deductions” has the meaning set forth in Regulation § 1.704-2(b)(1).

“Nonrecourse Liability” has the meaning set forth in Regulation § 1.752-1(a)(2).

“Operating Expenses” means, to the extent then due and payable, all reasonable ordinary, customary, and necessary direct costs, expenses, or charges with respect to the operation of the Partnership, including, without limitation, all payments with respect to Partnership indebtedness and administrative costs to administer the Partnership and this Agreement, including costs for financial and tax return preparation, reporting, and filing; provided, however, that Operating Expenses shall not include amounts payable to Affiliates of the General Partner or the Limited Partners except for amounts set forth in this Agreement and payments upon terms and conditions that are substantially similar to those that would be available on an arm’s-length basis with unaffiliated third parties.

“Original Limited Partner” has the meaning set forth in the preamble.

“Partner” means any of the General Partner(s) or the Limited Partner(s), and “Partners” means General Partner(s) and Limited Partner(s).

“Partner Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, equal to the partnership minimum gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulation § 1.704-2(i)(3).

“Partner Nonrecourse Debt” has the meaning set forth in Regulation § 1.704‑2(b)(4).

“Partner Nonrecourse Deductions” has the meaning set forth in Regulation § 1.704-2(i).

“Partnership” means the limited partnership formed pursuant to this Agreement under the Act.

- 6 -

“Partnership Capital Event Receipts” means all cash funds actually received by the Partnership from or attributable to a Capital Transaction, after payment of all due and payable Debt obligations, closing costs, fees (including disposition fees and asset management fees) and commissions, and the funding of reserves established by the General Partner. Partnership Capital Event Receipts may, at the General Partner's discretion, be (i) reinvested by the Partnership to acquire new Properties, (ii) used to repay Debt, or (iii) distributed to the Partners pursuant to Section 6.1.

“Partnership Cash Flow Receipts” means all cash funds actually received by the Partnership from the cash flow attributable to the conduct of its operations, less all Operating Expenses and reserves established by the General Partner. Notwithstanding the foregoing, Partnership Cash Flow Receipts shall not include Capital Contributions received by the Partnership and Partnership Capital Event Receipts.

“Partnership Interest” means the entire interest in the Partnership held by any Partner (including any and all economic, managerial and/or voting or consent rights relating thereto).

“Partnership Minimum Gain” has the meaning set forth in Regulation § 1.704-2(b)(2), and the amount of Partnership Minimum Gain, as well as any net increase or decrease in Partnership Minimum Gain, for a Fiscal Year shall be determined in accordance with the rules of Regulation § 1.704-2(d).

“Permitted Transfer” means a Transfer of a Partnership Interest (or any fractional portion thereof) by a Partner to a child or grandchild (whether through marriage, adoption or otherwise), sibling (whether through marriage, adoption or otherwise), parent, or spouse of such Partner, or to any trust or family partnership for the sole benefit of any such family member or members, or to any Affiliate of such Partner.

“Person” means an individual or a corporation, partnership, trust, unincorporated organization, limited liability company, joint stock company, joint venture, association or other entity, or any government, or any agency or political subdivision thereof.

“Property” means each parcel of real property acquired, directly or indirectly, by the Partnership in furtherance of the Partnership’s purposes set forth in Section 2.1(a). “Properties” shall mean each Property collectively.

“Regulations” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Regulations shall include any corresponding provision or provisions of succeeding, similar, or substitute final Regulations.

“Regulatory Allocations” shall have the meaning specified in Section 5.4(i).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Sharing Ratio” means with respect to any Limited Partner the percentage determined by dividing the number of Units held by such Limited Partner by the total number of Units held by all Limited Partners.

“Transfer” means a sale, assignment, transfer, gift, Lien, exchange or any other conveyance or disposition by law or otherwise, voluntarily or involuntarily.

“Unit” means each interest in the Partnership issued as a result of a Capital Contribution of $1,000.00 by a Limited Partner to the Partnership for its Limited Partnership Interest in the Partnership. The General Partner, in its discretion, may cause the Partnership to issue fractional Units.

“Unreturned Capital Contributions” means the aggregate Capital Contributions made by a Limited Partner to the Partnership, minus any and all distributions made by the Partnership to the Limited Partner under Section 6.2(a).

- 7 -

ARTICLE II
GENERAL PROVISIONS

Section 2.1 Purpose. Subject to the terms contained in 7.1, the purposes of the Partnership are to engage exclusively in the following activities: (a) to purchase, lease and sell single family residential rental properties under a long term master lease with an Affiliate of the General Partner; (b) to incur indebtedness or other liabilities in connection with the Partnership’s investments as set forth in this Section 2.1 and to pledge some or all of its Assets as security therefor; (c) to exercise the Partnership’s rights and satisfy the Partnership’s obligations under this Agreement and all other contracts and agreements entered into by the Partnership in furtherance of the activities described in this Section 2.1; and (d) to engage in any activity and to exercise any powers which are incidental to, or connected with, the foregoing and necessary, suitable or convenient to accomplish the foregoing.

Section 2.2 Powers. Subject to the terms and conditions of this Agreement, the Partnership shall be empowered to do any and all acts necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Partnership.

Section 2.3 Name. The name of the Partnership shall be Capview Residential Income – Fund VII, LP, a Delaware limited partnership, under which all business affairs of the Partnership shall be conducted except to the extent the Partnership adopts and uses an assumed name in compliance with applicable laws.

Section 2.4 Names and Addresses of Partners. The name and address of the General Partner is set forth opposite its name on the signature page hereto. The names and addresses of the Limited Partners are set forth in the Partnership’s books and record, which may be amended from time to time.

Section 2.5 Place of Business. The Partnership’s principal place of business shall be 6119A Greenville Ave, Suite 434, Dallas, Texas 75206, or such other location as the General Partner designates; and the Partnership may have such places of business as the General Partner determines to be appropriate.

Section 2.6 Certificate of Limited Partnership. The General Partner has caused the Certificate to be filed with the Secretary of State of the State of Delaware.

Section 2.7 Additional Filings. The Partnership shall make any filings or disclosures required by the laws of any other state with respect to the qualification of the Partnership as a foreign limited partnership under the internal laws of each such state.

Section 2.8 Ownership. The Partnership Interest of each Partner shall be personal property for all purposes. All property and interests in property, real or personal, owned by the Partnership shall be deemed owned by the Partnership as an entity, and no Partner, individually, shall have any ownership of such property or interest owned by the Partnership except as a Partner in the Partnership.

Section 2.9 Term. Unless dissolved sooner pursuant to Section 9.1, the Partnership will begin the process of dissolving and winding up its operations on the fifth anniversary of the date hereof; provided, however, that the General Partner may, upon written notice delivered to the Partners not less than twenty (20) days prior to such date, extend the term of the Partnership for up to one additional year.

- 8 -

Section 2.10 Registered Office; Registered Agent. The address of the registered office of the Partnership in the State of Delaware is 9 E. Loockerman Street, Suite 311, Dover, Delaware 19901, County of Kent and the name of the registered agent for service of process on the Partnership at such address is Registered Agent Solutions, Inc. The General Partner may change the registered office and the registered agent. The General Partner shall promptly notify all Partners of any such change.

Section 2.11 Authorization. Each of the Partners hereby approves and authorizes the General Partner to execute and deliver for and on behalf of the Partnership any and all other documents required by or consistent with the purposes of the Partnership as defined herein, and the performance of all obligations hereunder and thereunder. The Limited Partners acknowledge and agree that the General Partner may not own an economic interest in the Partnership, but it shall nevertheless be a Partner in the Partnership and the sole General Partner.

Section 2.12 Valuations. For purposes of determining the value of any Asset, Assets that are not securities and those securities which are not listed on a public exchange shall be assigned such value as the General Partner may determine in its sole discretion, and such value shall be final, binding and conclusive; provided, however, if there is a dispute between a Limited Partner and the General Partner on the value determined for an Asset, and such dispute is over a material amount, then the General Partner shall retain a qualified, reputable appraiser to make an independent valuation of the Asset. Securities that are listed on a national securities exchange shall be valued at their closing sales price on the trading day immediately prior to the date of distribution or need for valuation, or the closest trading day thereto if no sales occurred on such trading day. The General Partner may from time to time seek valuation assistance from unrelated professionals.

ARTICLE III
CAPITAL CONTRIBUTIONS

Section 3.1 Capital Contributions.

(a) Original Limited Partner. The Original Limited Partner has contributed $100 to the capital of the Partnership. On the date an additional Limited Partner is admitted to the Partnership, the Capital Contribution of the Original Limited Partner will be returned to the Original Limited Partner, and the Original Limited Partner will withdraw from the Partnership. Upon such withdrawal, the Original Limited Partner shall cease to be a Limited Partner.

(b) Initial Capital Contributions. Each Limited Partner shall, with respect to each Unit or partial Unit acquired by such Limited Partner, make a Capital Contribution of cash or, if approved by the General Partner in its sole discretion, property with a fair market value equal to $1,000.00 (or such applicable fraction of $1,000.00 for each partial Unit) payable in full upon subscription and admittance to the Partnership as a Limited Partner by the General Partner. The General Partner may accept or reject any subscriptions received from potential Limited Partners in its sole discretion.

(c) Additional Capital Contributions. No Limited Partner shall be required to make any Capital Contribution to the Partnership in excess of its initial Capital Contribution under Section 3.1(b). The General Partner may, however, accept Capital Contributions from the Partners from time to time as it may determine appropriate. The Partnership will issue to the Partners contributing such additional Capital Contributions one (1) Unit (or fraction thereof) for a purchase price equal to the fair market value per Unit (or fraction thereof), as determined in good faith by the General Partner, for the Capital Contributions so contributed.

- 9 -

Section 3.2 Issuance of Additional Units. The General Partner is authorized to sell additional interests in the Company, which may include but shall not be limited to Units on such terms and conditions, and for such consideration, as may be determined by the General Partner in its sole discretion. Any purchaser of such additional equity interest shall be required to execute a joinder agreement pursuant to which such purchaser agrees to become bound by and subject to the provisions of this Agreement. The Board shall reflect the issuance of any issuances of additional interests in the books and records of the Partnership.

Section 3.3 Return of Capital. Other than as provided in Article VI and Article IX, no Partner shall have the right to demand or receive the return of such Partner’s Capital Contributions to the Partnership, even in the event of withdrawal, regardless of whether or not such withdrawal is permitted under, or is in breach of, this Agreement.

Section 3.4 Interest on Capital Contributions. No Partner shall receive any interest on such Partner’s Capital Contributions or such Partner’s Capital Account, notwithstanding any disproportion therein as between the Partners, it being understood that payments to be made hereunder with respect to a Partnership Interest are not to be deemed interest.

Section 3.5 Partner Loans. Any Partner, with the consent of the General Partner, may lend money to the Partnership. The General Partner or its Affiliates may lend money to the Partnership in order to finance (a) the acquisition of Properties by the Partnership, or (b) liquidity needs that might arise from timing differences between the purchase by the Partnership of a Property and the receipt by the Partnership of Capital Contributions from Limited Partners. Loans to the Partnership made by the General Partner or its Affiliates for any other purpose must be Approved by the Limited Partners. The terms and conditions of any loan made by a Partner shall be no worse for the Partnership than the terms and conditions of a comparable loan the Partnership could obtain from an unaffiliated third party in an arms’ length transaction. If the General Partner or any Limited Partner with the consent of the General Partner, makes any loan or loans to the Partnership, the amount of any such loan shall not be treated as a contribution to the capital of the Partnership, but shall be a debt due from the Partnership. Any Partner’s loan to the Partnership shall be repayable out of the Partnership’s cash and shall bear interest at such rate as may be mutually agreed upon by the General Partner and the Partner loaning money to the Partnership. None of the Partners, or any of their Affiliates, shall be obligated to loan money to the Partnership. Repayment of all outstanding principal and accrued but unpaid interest on any Partner loan shall be repaid by the Partnership prior to distributions of Partnership Cash Flow Receipts and Partnership Capital Event Receipts to the Partners pursuant to Section 6.1.

ARTICLE IV
ACCOUNTING; BOOKS AND RECORDS; TAX MATTERS

Section 4.1 Records. The General Partner shall maintain for the Partnership books and records in accordance with the accrual method of accounting for Federal income tax purposes. All books and records shall be maintained at the Partnership’s office. Any Partner shall be allowed access to review the records and books of account of the Partnership for a purpose reasonably related to such Limited Partner’s Partnership Interest at the Partnership’s office (or such other location designated by the General Partner in its sole discretion) during regular business hours, at its expense and upon five (5) Business Days’ notice to the General Partner. Each Limited Partner agrees that such books and records contain confidential information of the Partnership and agrees not to use or disclose any such confidential information except with the prior written consent of the General Partner, which may be given or withheld in its sole discretion, or if required by law.

- 10 -

Section 4.2 Reports.

(a) As soon as practicable but in no event later than August 15th of each calendar year, the General Partner shall deliver to all Partners unaudited, internally-prepared financial statements for the Partnership for the six-month period ended June 30th of such year, prepared in accordance with generally accepted accounting principles. Such financial statements shall include a balance sheet of the Partnership as of June 30th of such year and statements of income statement and cash flows for the six-month period ended on June 30th of such year.

(b) As soon as practicable but in no event later than April 30th of each calendar year, the General Partner shall deliver to all Partners audited financial statements for the Partnership for such year prepared in accordance with generally accepted accounting principles. Such financial statements shall include a balance sheet of the Partnership as of the end of such fiscal year and statements of income statement and cash flows for such fiscal year.

(c) The General Partner shall use its reasonable efforts to deliver income tax-related information to the Partners by March 31st of each year for the previous year.

Section 4.3 Preparation of Tax Returns. The General Partner shall arrange for the preparation and timely filing of all returns required of the Partnership for federal and state income tax purposes.

Section 4.4 Partnership Representative.

(a) The General Partner is hereby designated the “Partnership Representative” of the Partnership (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings.

(b) The Partners agree that the Partnership will elect the application of section 6226 of the Code in the event that it receives a “notice of final partnership adjustment” that would otherwise permit the IRS to collect from the Partnership a deficiency of tax, for each relevant year. The Partners covenant to take into account and report to the IRS any adjustment to their items for the reviewed year as notified to them by the Partnership in a statement furnished to them pursuant to section 6226(a) of the Code, in the manner provided in section 6226(b) of the Code, whether or not any of the Partners own any Partnership Interests in the year of the Partnership’s statement. Any Partner which fails to report its share of such adjustments on its tax return for its taxable year including the date of the Partnership’s statement as described immediately above shall indemnify and hold harmless the Partnership against any tax, interest and penalties collected by the IRS from the Partnership as a result of such Partner’s failure. The foregoing covenants and indemnification obligation of the Partners shall survive indefinitely and shall not terminate, without regard to any Transfer of a Partner’s Partnership Interest, withdrawal as a Partner, or liquidation, dissolution or termination of the Partnership.

(c) The Partnership shall reimburse the General Partner for all expenses incurred by it in connection with any administrative or judicial proceeding with respect to the tax liabilities of the Partners.

Section 4.5 Bank Accounts. The General Partner, in the name of the Partnership, shall open and maintain a special bank account or accounts in a bank, the deposits of which are insured by an agency of the United States Government, in which shall be deposited all funds of the Partnership. There shall be no commingling of the Assets of the Partnership with the assets of any other Person.

- 11 -

ARTICLE V
ALLOCATIONS

Section 5.1 Allocation of Net Profits and Net Loss. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Net Profits or Net Losses and each related item of income, gain, loss, deduction or credit shall, except as otherwise provided in the Regulations or this Article, be allocated for each Fiscal Year among the Partners in accordance with the further provisions of this Article.

Section 5.2 Net Profits. Net Profits shall be allocated among the Partners as follows:

(a) First, to the Partners in an amount equal to the Net Losses previously allocated to the Partners under Section 5.3(b) hereof (and not previously offset by allocations of Net Profits hereunder), pro rata in proportion to the Net Losses previously allocated to such Partners under Section 5.3(b) hereof.

(b) Next, to the Partners in an amount equal to the Net Losses previously allocated to the Partners under Section 5.3(a) hereof (and not previously offset by allocations of Net Profits hereunder), pro rata in proportion to any Net Losses previously allocated to such Partners under Section 5.3(a) hereof.

(c) Thereafter, after giving effect to the allocations set forth in Section 5.4, among the Partners in such a manner so that the Capital Account balances of the Partners equal their respective rights to Partnership distributions pursuant to Section 6.1 and Section 6.2.

Section 5.3 Net Losses. Net Losses shall be allocated among the Partners as follows:

(a) First, to the Partners who have a positive balance in their Adjusted Capital Accounts, pro rata in proportion to the balances in their respective Adjusted Capital Accounts.

(b) Any remaining Net Losses shall be allocated to the Limited Partners, among such Limited Partners pro rata based on their respective Sharing Ratios.

Section 5.4 Regulatory Allocations.

(a) Minimum Gain Chargeback. Except as provided below, if there is a net decrease in Partnership Minimum Gain for a Fiscal Year, each Partner shall be specially allocated, before any other allocation of Partnership items for such Fiscal Year, items of Partnership income and gain, for such year (and, if necessary, for subsequent years) in an amount equal to such Partner’s share of the net decrease in Partnership Minimum Gain, determined in accordance with Regulation § 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to, and to the extent of, the respective amounts required to be allocated to each Partner pursuant thereto. The income allocated pursuant to this subsection (a) in any taxable year shall consist first of gains recognized from the disposition of property subject to one or more Nonrecourse Liabilities, and any remainder shall consist of a pro rata portion of other items of income or gain of the Partnership.

- 12 -

(b) Exceptions to Minimum Gain Chargeback. The allocation of gain or gross income otherwise required pursuant to Section 5.4(a) shall not apply to a Partner to the extent that: (1) such Partner’s share of the net decrease in Partnership Minimum Gain is caused by a guarantee, refinancing or other change in the debt instrument causing it to become a partially or wholly recourse debt or a Partner Nonrecourse Debt, and such Partner bears the economic risk of loss (within the meaning of Regulation § 1.752-2) for such changed debt; (2) such Partner’s share of the net decrease in Partnership Minimum Gain results from the repayment of a nonrecourse liability of the Partnership, which repayment is made using funds contributed by such Partner to the capital of the Partnership; (3) the IRS waives the requirement of such allocation in response to a request for such waiver made by the General Partner on behalf of the Partnership (which request the General Partner may or may not make, if it determines that the Partnership would be eligible therefore); or (4) additional exceptions to the requirement of such allocations are established by revenue rulings issued by the IRS pursuant to Regulation § 1.704-2(f)(5), which exceptions apply to such Partner, as determined by the General Partner in its sole discretion.

(c) Partner Minimum Gain Chargeback. If during a Fiscal Year there is a net decrease in any Partner Minimum Gain, each Partner with a share of such Partner Minimum Gain determined in accordance with Regulation § 1.704-2(i)(5) as of the beginning of such year shall be allocated items of income and gain for the year (and, if necessary, succeeding years) in the manner and to the extent provided in Regulation § 1.704-2(i)(4).

(d) Qualified Income Offset. After applying Sections 5.4(a), (b) and (c) above, if a Partner unexpectedly receives any adjustment, allocation or distribution described in Regulation § 1.704-1(b)(2)(ii)(d)(4) through 1.704-1(b)(2)(ii)(d)(6) which causes an Adjusted Capital Account Deficit for the Partner, items of Partnership income and gain shall be specially allocated to the Partner in an amount sufficient to eliminate, to the extent required by Regulations, the Adjusted Capital Account Deficit of such Partner as quickly as possible as of the end of the Partnership’s Fiscal Year to which such adjustment, allocation or distribution relates. This subsection (d) is intended to constitute a “Qualified Income Offset” provision within the meaning of Regulation § 1.704-1(b)(2)(ii)(d) and shall be interpreted and construed in a manner consistent with such Regulation. If a Partner has an Adjusted Capital Account Deficit, the Partner shall be allocated items of Partnership income and gain to equal the amount of such deficit as quickly as possible as of the end of such Fiscal Year.

(e) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset under Code Section 734(b) or 743(b) is required to be taken into account in determining Capital Accounts under Regulations Section 1.704-1(b)(2)(iv)(m), the amount of the adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and the gain or loss will be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted under Regulations Section 1.704-1(b)(2)(iv)(m).

(f) Interpretation. The provisions of this Section are intended to comply with Regulations §§ 1.704-1(b) and 1.704-2 and shall be interpreted consistently with this intention. Any terms used in such provisions that are not specifically defined in this Agreement shall have the meaning, if any, given such terms in the Regulations cited above.

(g) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be specially allocated among the Limited Partners in accordance with their Sharing Ratios.

(h) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions shall be allocated to the Limited Partner who bears the economic risk of loss with respect to the deductions.

(i) Curative Allocations. If any allocation of gain, income, loss, expense or any other item is made pursuant to this Section or otherwise on account of the requirements of the Code and/or the Regulations as in effect from time to time (in each such case a “Regulatory Allocation”), then, notwithstanding the provisions of this Article (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Partners (in the current and all subsequent years) so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Partner shall be equal to the net amount that would have been allocated to each such Partner if the Regulatory Allocations had not occurred.

- 13 -

Section 5.5 Modification of Provisions Pertaining to Capital Account Allocations. The foregoing provisions of this Article relating to allocations for Capital Account adjustment purposes are intended to comply with Regulation 1.704-1(b),and shall be interpreted and applied in a manner consistent with such Regulation. Without limitation of the foregoing, it is the intent of the Partners that the allocations provided in this Article be treated as having “substantial economic effect” within the meaning of section 704(b) of the Code. In the event the General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases thereto, or allocations are computed in order to comply with such Regulations, the General Partner may make such modification. The General Partner shall also make any appropriate modifications if unanticipated events might otherwise cause this Article not to comply with such Regulations. Notwithstanding the foregoing, however, the General Partner shall have no liability whatsoever to any Partner for any failure by the General Partner to exercise any discretion to make any such modification. Notwithstanding any other provision of this Section to the contrary, no amendment otherwise authorized by this Section shall, without the consent of the affected Partner, directly or indirectly have the effect of increasing the aggregate amount of Capital Contributions required of such Partner under the Agreement, or otherwise modifying the rights and interests of such Partner in any item of income, gain, loss, deduction or credit derived by the Partnership.

Section 5.6 Tax Allocations – Section 704(c). In accordance with Code Section 704(c) and the related Regulations, income, gain, loss and deduction with respect to any property contributed to the capital of the Partnership, solely for tax purposes, will be allocated among the Partners so as to take account of any variation between the adjusted basis to the Partnership of the property for federal income tax purposes and the initial fair market value of the property. Any elections or other decisions relating to allocations under this Section will be made in any manner that the General Partner determines reasonably reflects the purpose and intention of this Agreement. Allocations under this Section are solely for purposes of federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Partner’s Capital Account or share of Net Profits, Net Losses or other items or distributions under any provision of this Agreement.

ARTICLE VI
DISTRIBUTIONS

Section 6.1 Distribution of Partnership Receipts. Distributions made pursuant to this Section shall be made solely to the Limited Partners, pro rata in accordance with their Sharing Ratios (subject to any requirements of applicable law with respect to the priority of other creditors of the Partnership, if any). All Partnership Cash Flow Receipts shall be distributed quarterly, within 30 days after the end of such quarter. The General Partner may, but is not obligated to, distribute Partnership Capital Event Receipts to the Partners. If the General Partner determines to distribute Partnership Capital Event Receipts, it shall use its commercially reasonable efforts to make a preliminary distribution of Partnership Capital Event Receipts (subject to such reserves and holdbacks that the General Partner shall reasonably determine to be appropriate) no later than thirty (30) days after the closing of the Capital Transaction that resulted in such Partnership Capital Event Receipts. Any distributions under this Section will not constitute a return of Capital Contributions to the Limited Partners.

- 14 -

Section 6.2 Distribution of Partnership Liquidating Event Receipts. All proceeds from a Liquidating Event shall be paid or distributed in the following order of priority (subject to Section 9.2 and any requirements of applicable law with respect to the priority of other creditors of the Partnership, if any):

(a) First, to the Limited Partners, pro rata in accordance with their respective Sharing Ratios, until each Limited Partner has received aggregate distributions pursuant to Section 6.1 and this Section 6.2(a) to cause each Limited Partner to realize an 6.0% internal rate of return on its Capital Contributions to the Partnership (calculated using the XIRR function in Microsoft Excel for the period commencing on the Commencement Date through the end of the calendar month ending immediately prior to the distribution(s) pursuant to this subsection (a)); and

(b) Next, the General Partner shall calculate the remaining proceeds from the Liquidating Event (less reserves to pay the expenses of liquidation}, and such remaining proceeds shall be equally allocated to each outstanding Unit of the Partnership. To calculate the General Partner's Carried Interest, the General Partner shall then add to such allocated amount on a Unit by Unit basis (and solely for purposes of the calculation set forth in this subsection (b) and not for distribution), the aggregate dollar amount of Partnership distributions with respect to each such Unit in excess of the 6.0% internal rate of return (described in Section 6.2(a) above) over the term of each such Limited Partner's investment in the Partnership. The General Partner shall then receive 20% of the amount allocated to each Unit; and

(c) Thereafter, the remaining proceeds from the Liquidating Event as allocated to each Unit of the Partnership pursuant to the first sentence of subsection (b) (after reduction by the payment to the General Partner as set forth in subsection (b)) shall be distributed to the holder of each such Unit.

Upon a Liquidating Event, distributions of all Partnership Assets shall be made, subject to Section 9.2, to the Partners in accordance with this Section. Any property that is distributed in kind shall be deemed to have been sold immediately prior to the date of liquidation for its then fair market value and the gain or loss resulting therefrom shall be allocated to the Partners' Capital Accounts in the manner set forth in Article V hereof. Upon liquidation prior to making any liquidating distributions hereunder, the Liquidator is hereby authorized and directed to make any and all special allocations of Net Profits, Net Losses, and items of Partnership gain, deduction and credit in a manner which results in the Partners' respective Capital Accounts having balances equal to (or as close thereto as possible) the aggregate liquidating distribution that each such Partner would receive hereunder pursuant to this Section.

Section 6.3 Withheld Amounts. Notwithstanding any other provision of this Article to the contrary, each Partner hereby authorizes the Partnership to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Partnership with respect to such Partner as a result of such Partner’s participation in the Partnership; if and to the extent that the Partnership shall be required to withhold or pay any such taxes, such Partner shall be deemed for all purposes of this Agreement to have received a payment from the Partnership as of the time such withholding or tax is paid, which payment shall be deemed to be a distribution with respect to such Partner’s Partnership Interest to the extent that such Partner (or any successor to such Partner’s Partnership Interest) is then entitled to receive a distribution. To the extent that the aggregate amount of such payments to a Partner for any period exceeds the distributions to which such Partner is entitled for such period, the amount of such excess shall be considered a loan from the Partnership to such Partner. Such loan shall bear interest (which interest shall be treated as an item of income to the Partnership) at the rate of eight percent (8%) per annum until discharged by such Partner by repayment, which may be made in the sole discretion of the General Partner out of distributions to which such Partner would otherwise be subsequently entitled. Any withholdings authorized by this Section shall be made at the maximum applicable statutory rate under the applicable tax law unless the Partners, other than such Partner, shall have received an opinion of counsel or other evidence satisfactory to such other Partners to the effect that a lower rate is applicable, or that no withholding is applicable.

- 15 -

Section 6.4 Distributions for Taxes. Notwithstanding Section 6.1, to the extent a Partner receives an allocation of Net Profits pursuant to Section 5.2 or other items of income or gain pursuant to Section 5.4, but would not otherwise receive a corresponding distribution of Partnership Cash Flow Receipts and Partnership Capital Event Receipts pursuant to Section 6.1 sufficient to pay such Partner’s Estimated Tax Liability (“Distribution Shortfall”), the Partnership shall (to the extent cash is available for distribution) distribute pro rata, based on each Partner’s respective Estimated Tax Liability, prior to making any distribution of Partnership Cash Flow Receipts and Partnership Capital Event Receipts pursuant to Section 6.1, a sufficient amount of Partnership Cash Flow Receipts and Partnership Capital Event Receipts (limited to the amount thereof), to satisfy such Distribution Shortfall for each Partner. Any distributions to a Partner under this Section 6.4 shall be treated as a preliminary distribution of future amounts due to such Partner under Section 6.1, and any future distributions to such Partner under Section 6.1 shall be adjusted so that, to the greatest extent possible, all distributions are according to Section 6.1 priorities. In the event that Partnership Cash Flow Receipts and Partnership Capital Event Receipts are insufficient to satisfy the distribution requirements of this Section 6.4 for a Fiscal Year, such deficiency shall be satisfied in the first subsequent Fiscal Year that Partnership Cash Flow Receipts and Partnership Capital Event Receipts exist. The General Partner shall use commercially reasonable efforts to reserve sufficient funds out of Partnership Cash Flow Receipts and Partnership Capital Event Receipts each year to fund the distributions contemplated by this Section 6.4.

Section 6.5 In Kind Distributions.

(a) Notwithstanding anything in this Agreement to the contrary but subject to the following sentence, the General Partner may, in its absolute discretion, distribute Assets of the Partnership in lieu of, or in addition to, cash at such times and in such amounts as determined by the General Partner in its sole discretion. At the time of such distribution, the General Partner shall establish the fair market value of the assets distributed in accordance with Section 2.12.

(b) Prior to a distribution of property (other than cash and other than in complete liquidation of the Partnership or a Partner's Partnership Interest), the Capital Accounts of the Partners shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not previously been reflected in the Capital Accounts), would be allocated among the Partners if there were a taxable disposition of the property on the date of distribution.

(c) If the distribution of property (other than cash) is to a Partner in complete liquidation of the Partner's interest in the Partnership or in liquidation of the Partnership, prior to such distribution, the Capital Accounts of all the Partners shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in all the Partnership's property (that has not previously been reflected in the Capital Accounts) would be allocated among the Partners if there were a taxable disposition of all such property on the date of the liquidating distribution.

(d) If the General Partner desires to distribute any Assets in kind to one or more Limited Partners but not to all of them, then such distribution must be (i) approved by the Limited Partners receiving such distribution, and (ii) Approved by the Limited Partners other than the Limited Partners receiving such distribution.

ARTICLE VII
GENERAL PARTNER, MANAGEMENT, AND OPERATIONS OF BUSINESS

Section 7.1 General Partner and Management. The General Partner shall be responsible for, and shall have the exclusive right and power, at Partnership expense, to manage Partnership affairs and control all decisions relating to the business and operations of the Partnership. Except as otherwise provided herein, no Limited Partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under the Act and other applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner shall have full power and authority to do all things deemed necessary or desirable by the General Partner to conduct the business of the Partnership, to exercise all powers set forth in Section 2.2, and to effectuate the purposes set forth in Section 2.1.

- 16 -

Section 7.2 Partnership Expenses; Reimbursement of, and Compensation to, the General Partner and Affiliates.

(a) The General Partner shall be responsible for all organizational and offering expenses incurred in connection with the formation of the Partnership and any offerings of equity interests in the Partnership. The Partnership shall bear and pay the General Partner an organizational and offering expense fee of 1.0% of the Capital Contribution contributed by each Limited Partner as payment for expenses incurred in connection with establishment of the Partnership and any offerings of equity interest in the Partnership, including, but not limited to, legal, finance, accounting, travel costs, third party due diligence reports, filing fees and printing fees and expenses. All organizational and offering expenses in excess of such amount shall be borne by the General Partner.

(b) The General Partner shall be responsible for all sponsor operating expenses incurred in connection with any operations of the Partnership. The Partnership shall bear and pay the General Partner or its Affiliates a sponsor operating expense fee of 2.0% of the purchase price of any Properties acquired by the Partnership as reimbursement for use of its personnel and internal resources in forming and managing the Partnership. All operating expenses in excess of such amount shall be borne by the General Partner.

(c) The Partnership shall bear and pay the General Partner an acquisition fee upon the acquisition of each Property equal to 2.0% of the gross purchase price of each such Property.

(d) The Partnership shall pay an affiliate of the General Partner a lease execution payment equal to 4.0% of the purchase price plus the budgeted costs of any renovations of any Property acquired by the Partnership for which a master lease with such affiliate is executed.

(e) The Partnership shall bear and pay the General Partner a disposition fee upon the sale or transfer of each Property equal to 1.5% of the gross sales/transfer proceeds of each such Property.

Section 7.3 Outside Activities of the Partners. Each Partner may be engaged in or have other business interests or other activities other than those relating to the Partnership (including business interests or other activities that are competitive with the business of the Partnership). The terms and provisions contained in this Agreement shall not limit the activities of Affiliates, partners, shareholders, members, managers, officers, directors or employees, of the Partners. The General Partner and its Affiliates shall have no obligation to offer any future investment opportunity to any of the Limited Partners, and no Limited Partner, by virtue of its purchase of Units, shall have any right to invest in any future investment opportunity created by the General Partner or any of its Affiliates.

Section 7.4 Indemnification.

(a) Indemnification. The Partnership shall, to the fullest extent permitted by the Act, indemnify (and advance expenses to) each Indemnitee from and against any and all losses, claims, damages, liabilities, expenses (including attorneys’ fees and other legal fees and expenses), judgments, fines, settlements, and other amounts (whether joint and/or several) arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Partnership in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, including those arising from the sole, comparative, or contributory negligence of the Indemnitees; provided, however, that the Partnership shall not indemnify any Indemnitee for fraud, intentional misconduct, knowing violation of the law or gross negligence of such Indemnitee. Any indemnification or advancement of expenses pursuant to this Section 7.4 shall be made only out of the Assets of the Partnership, and no Partner shall have any obligation to contribute to the capital of the Partnership or otherwise provide funds to enable the Partnership to fund its obligations under this Section 7.4.

- 17 -

(b) Expenses. The Partnership shall pay the expenses incurred by an Indemnitee in defending a civil or criminal action, suit or proceeding, other than an action brought by the Partnership, upon receipt of an undertaking by the Indemnitee to repay payments made by the Partnership if the Indemnitee is determined not to be entitled to indemnification as provided herein.

(c) Insurance. The Partnership will have the power to purchase and maintain insurance in reasonable amounts, as determined by the General Partner, on behalf of the Partnership and the Indemnitee against any liability incurred by them in their capacities as such, whether or not the Partnership has the power to indemnify them against such liability. The Partnership may purchase and maintain insurance for the protection of any Indemnitee against similar liabilities, whether or not the Partnership has the power to indemnify such Person against such liabilities.

(d) No Third Party Beneficiaries. The indemnification provided in this Section 7.4 is for the benefit of the Indemnitees and their respective executors, administrators, personal representatives, successors and assigns, and shall not be deemed to create any right to indemnification for any other Persons.

(e) Savings Clause. If all or any portion of this Section 7.4 shall be invalidated on any ground by a court of competent jurisdiction, then the Partnership shall nevertheless indemnify and hold harmless a Person to be indemnified pursuant to this Section 7.4 as to costs, charges and expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, to the full extent permitted by any applicable portion of this Section 7.4 that shall not have been invalidated and to the fullest extent permitted by applicable law.

Section 7.5 Liability. The General Partner shall endeavor to perform its duties under this Agreement with ordinary prudence and in a manner reasonable under the circumstances. The General Partner shall not be liable to the Partnership or the Limited Partners for any loss or liability caused by any act, or by the failure to do any act, unless such loss or liability arises from the General Partner’s fraud, intentional misconduct, knowing violation of the law or gross negligence. In no event shall the General Partner be liable by reason of a mistake in judgment made in good faith, or action or lack of action based on the advice of legal counsel. Further, the General Partner shall in no event be liable for its failure to take any action unless it is specifically directed to take such action under the terms of this Agreement.

Section 7.6 Limitation on Issuance of Units to Qualified Plans. At no time may twenty-five percent (25%) or more of the Units be held by pension, profit sharing or stock bonus plans qualified under Section 401(a) of the Code (a “Benefit Plan Investor”). If at any time Benefit Plan Investors hold twenty-five percent (25%) or more of the Units in the Partnership, then the Partnership will have the right to redeem the Units of each Benefit Plan Investor, on a pro rata basis, for the fair market value thereof (as determined by the General Partner in its reasonable good faith) with cash, to the extent available, and a promissory note of the Partnership in respect of any remaining balance, until the total Units held by Benefit Plan Investors is reduced to less than twenty-five percent (25%) of the total Units then held by all Partners.

- 18 -

Section 7.7 Limited Partners. The Limited Partners shall not participate in the management or control of the Partnership’s business, shall not transact any business for the Partnership, and shall not have the power to act for or bind the Partnership, such powers being vested solely and exclusively in the General Partner. No Limited Partner shall be bound by, or personally liable for, the expenses, liabilities, or obligations of the Partnership, except as provided in this Agreement, a separate written agreement or the Act. The right of the Limited Partners to consent to or Approve of certain matters under the provisions of this Agreement shall not be deemed a participation in the operation and management of the business of the Partnership, or the exercise of control over the Partnership’s affairs.

Section 7.8 Resolution of Conflicts of Interest. Any transaction between the Partnership, on the one hand, and the General Partner or any Affiliate of the General Partner, on the other hand, must be Approved by the Limited Partners; provided, however, that the Approval of the Limited Partners will not be required for (a) transactions expressly provided for in this Agreement (including Partner loans pursuant to Section 3.5 and the reimbursement and compensation set forth in Section 7.2), (b) master lease agreements between the Partnership, on the one hand, and any Affiliate of the General Partner, on the other hand, and (c) purchase or transfer agreements for the sale or conveyance of any Properties by the Partnership to any Affiliate of the General Partner, so long as the terms and conditions of any such purchase or transfer agreement are no worse for the Partnership as the those terms and conditions the Partnership could receive from an unaffiliated third party. Other than as provided in this Section, the Partnership shall not enter into, amend, restate, substitute, or modify, or make any other decision with respect to, any payment, contract, agreement, transaction, or other arrangement between (i) the Partnership, any Subsidiary or any Asset, on the one hand, and (ii) the General Partner or any Limited Partner or any Affiliate of the General Partner or any Limited Partner, on the other hand.

Section 7.9 Other Matters Concerning the General Partner.

(a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper Person(s).

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an opinion of counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations under this Agreement, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

(d) Each Limited Partner waives to the fullest extent permitted by law, all fiduciary duties, standards of care and standards of duty imposed by law, either statutorily or under a principle of law (including any duties of care, disclosure or loyalty), on the General Partner, any Affiliate or any officer, director, employee, agent or owner of any of them; provided nothing in this subsection (d) will eliminate the implied contractual covenants of good faith and fair dealing. This Agreement, the Act and any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement. Anything in this Agreement to the contrary notwithstanding, the provisions of this Section are intended to eliminate altogether, or restrict and minimize as much as possible under applicable law, the fiduciary duties and similar obligations that the General Partner, its Affiliates and Indemnitees might otherwise owe to a Limited Partner. This Agreement should be construed as a waiver by each Limited Partner to the greatest extent permitted by applicable law of all fiduciary and other duties, obligations and restrictions otherwise imposed by law.

- 19 -

ARTICLE VIII
TRANSFERS AND WITHDRAWALS

Section 8.1 Transfer of Partnership Interests.

(a) Except as to Permitted Transfers, no Partnership Interest shall be the subject of a Transfer, in whole or in part, prior to dissolution, without the prior written consent of the General Partner. The General Partner’s consent may be withheld in the sole discretion of the General Partner. Any attempted Transfer not in compliance with this Agreement shall be void ab initio.

(b) Notwithstanding any other provision of this Agreement, no Transfer by a Partner of its Partnership Interest may be made if it (i) would result in the Partnership being treated as an association taxable as a corporation, (ii) is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704(b) of the Code, (iii) would require filing of a registration statement under, or would violate, any federal, state or foreign securities laws or regulations, (iv) would violate any loan documents or other agreements to which the Partnership is a party or by which the Partnership is bound, or (v) would result in the Partnership or the entity to which such Partnership Interest is to be transferred becoming an “investment company” or “controlled by” an investment company under the Investment Company Act of 1940, as amended from time to time.

(c) Upon the Transfer of all of its Partnership Interest, a Partner shall not cease to be a Partner of the Partnership but its transferee shall have only the rights of an assignee under the Act to the extent of the Transfer unless and until admitted as a substitute Partner in accordance with this Agreement, at which time the transferor shall cease to be a Partner of the Partnership in respect of the Partnership Interest so transferred.

(d) Notwithstanding any provision to the contrary contained herein (except for the provisions of subsection (b) of this Section, to which each Partner will continue to be bound), any Partner may effect a Permitted Transfer at any time, without the consent or approval from or by any Person, upon ten (10) Business Days’ prior written notice to the General Partner.

Section 8.2 Transfers. A Limited Partner shall be entitled to Transfer all, but not less than all, of its Partnership Interest in accordance with the following provisions:

(a) Except as to Permitted Transfers in compliance with Section 8.1(d), the Partnership Interest of a Limited Partner may not be Transferred without the prior written consent of the General Partner.

(b) All Transfers authorized pursuant to this Section shall be consummated as soon as practicable following the receipt of the General Partner’s approval of a Transfer by a Partner. Each of the Partners agrees to take all actions necessary to conclude without delay the Transfer of a Partnership Interest as contemplated hereunder.

- 20 -

(c) During the pendency of any procedures set forth in this Section, the Partners shall cooperate to continue the operations of the Partnership in the ordinary course of business and in accordance with all applicable business plans, authorizations and approvals previously issued or adopted by the Partner(s) having authority therefore.

(d) The benefits and obligations of this Section shall be available to, and incumbent upon, any successor or permitted assignee of the rights of the Limited Partners.

(e) Time, wherever specified in this Section for the performance by any party of any of its obligations under this Section, is hereby made and declared to be of the essence.

Section 8.3 Withdrawal. No Partner may withdraw from the Partnership, other than as a result of a Permitted Transfer (or any other Transfer permitted by this Article, of all of such Partner’s Partnership Interest in accordance with this Article.

Section 8.4 Substitute General Partner. A transferee of the Partnership Interest of the General Partner transferred in accordance with this Article shall not be admitted to the Partnership as a General Partner without the Approval of the Limited Partners.

Section 8.5 Substitute Limited Partner. A transferee of the Partnership Interest of any Limited Partner transferred in accordance with this Article, shall, upon execution of a joinder agreement to be bound by the terms of this Agreement, automatically be admitted to the Partnership as a limited partner, effective as of the date of such Transfer, to which substitution each Partner hereby consents.

Section 8.6 Adjustment. If any assignment of Partnership Interest occurs during a Fiscal Year, Articles V and VI shall be applied to the assignor and assignee on the basis of the daily proration method of allocation for such Fiscal Year.

Section 8.7 Removal of the General Partner.

(a) The General Partner hereby covenants and agrees not to retire or withdraw from the Partnership as General Partner without the Approval of the Limited Partners.

(b) Anything in paragraph (a) above to the contrary notwithstanding, following the Approval of the Limited Partners, the General Partner shall be removed upon (but only upon) delivery of written notice to the General Partner of the occurrence of any of the following events:

(i) The General Partner files a petition under any section or chapter of the Federal Bankruptcy Code, becomes subject to an order for relief under Title 11 of the U.S. Code, or is declared bankrupt or insolvent in a state bankruptcy or insolvency hearing;

(ii) Entry of a judgment which is no longer subject to any motion to modify or set aside, any petition for certiorari, or pending appeal by a court of competent jurisdiction to the effect that the General Partner was guilty of intentional misconduct, knowing violation of the law, gross negligence or fraud in connection with any duty or obligation hereunder;

(iii) The appointment of a receiver for all or substantially all of the assets of the General Partner and the failure to have such receiver discharged within thirty (30) days of such appointment; or

(iv) The bringing of any legal action against the General Partner by a creditor of the General Partner, or an Affiliate of the General Partner, resulting in the attachment, garnishment or sequestration of any portion of the General Partner’s Partnership Interest and the failure of the General Partner to have such attachment, garnishment or sequestration discharged within thirty (30) days of such event.

- 21 -

The General Partner shall be deemed removed under paragraph (b) above upon delivery to it of notice of its removal. Subject to subsection (c) below, upon the removal of the General Partner, the General Partner shall retain its Partnership Interest as a limited partner with all the rights and duties pertaining thereto (including the General Partner’s rights to distributions under Article VI) other than its prior rights to manage the business and affairs of the Partnership.

(c) Upon the occurrence of any of the events described in paragraph (b) above and the Approval of the Limited Partners of the removal of the General Partner, a new General Partner shall be elected by the Approval of the Limited Partners and shall be admitted to the Partnership as a General Partner without an economic interest in the Partnership, unless derived from the Partnership Interests of the Limited Partners.

ARTICLE IX
DISSOLUTION

Section 9.1 Dissolution Events.

(a) Except as set forth in this Article, no Partner shall have the right to dissolve the Partnership. The Partnership shall not be dissolved by the admission of substituted Partners pursuant to Article VIII.

(b) The Partnership shall dissolve, and its affairs shall be wound up, upon the first to occur of (i) the expiration of the term of the Partnership provided in Section 2.9; (ii) a Liquidating Event; (iii) the bankruptcy, insolvency, withdrawal or removal from the Partnership of the General Partner; (iv) the entry of a decree of judicial dissolution of the Partnership; or (v) the General Partner elects to dissolve the Partnership.

(c) Notwithstanding the provisions of Section 9.1(b), the Partnership shall not be dissolved and the business of the Partnership shall be continued with the Assets, and such Assets shall not be liquidated, if following an event described in Section 9.1(b)(iii), (i) there is at least one remaining General Partner (including any substituted General Partner) and all of the remaining Partners elect to continue the business of the Partnership, which is hereby expressly permitted or (ii) within ninety (90) days after the occurrence of such event of withdrawal, all the remaining Partners agree in writing to continue the business of the Partnership and to the appointment effective as of the date of withdrawal of the General Partner of one or more Persons to be admitted to the Partnership as General Partner, if necessary or desired. Upon the satisfaction of all conditions necessary to the continuation of the Partnership, including the admission of a successor General Partner and the amendment of the Partnership’s Certificate (if required by applicable law), the Partnership shall be continued without any further consent or approval of any Partner, in which case the Partnership shall continue to conduct the business of the Partnership with the Partnership’s Assets in accordance with, and the Partnership and Partnership Interests of the Partners shall continue to be governed by, the terms and provisions of this Agreement.

Section 9.2 Winding-Up.

(a) Upon the dissolution of the Partnership (and provided that the Partnership has not been continued pursuant to Section 9.1), the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its Assets, and satisfying the claims of its creditors and Partners. No Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership’s business and affairs. The Liquidator shall be responsible for overseeing the winding up and dissolution of the Partnership and shall take full account of the Partnership’s liabilities and property and the Partnership Assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom shall be applied and distributed in the following order, subject to any different requirements of law: (i) first, to the payment and discharge of all of the Partnership’s Debts and liabilities to creditors, other than liabilities for which reasonable provision for payment has been made and liabilities owed to Partners; and (ii) the balance, if any, in accordance with Section 6.2.

- 22 -

(b) Notwithstanding the provisions of Section 9.2(a) which require liquidation of the Assets of the Partnership, but subject to the order of priorities set forth therein, if, prior to or following dissolution of the Partnership, the Liquidator determines that an immediate sale of part or all of the Partnership’s Assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any Assets except those necessary to satisfy liabilities of the Partnership and/or distribute to the Partners in lieu of cash, as tenants in common and in accordance with the provisions of Section 9.2(a), but subject in all respects to the consent rights of the Partners set forth in Section 9.9, undivided interests in such Partnership Assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made subject to such conditions relating to the disposition and management of such Assets as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such Assets at such time. The Liquidator shall determine the fair market value of any property distributed using such reasonable method of valuation as it may adopt.

(c) In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to any Partner pursuant to this Article may be (i) distributed to a trust established for the benefit of any Partner for the purposes of liquidating the Assets, collecting amounts owed to the Partnership, and paying any contingent or unforeseen liabilities or obligations of the Partnership arising out of or in connection with the Partnership and the assets of any such trust shall be distributed to Partners from time to time, in the reasonable discretion of the Liquidator, in the same manner and priority as such assets would have been distributed by the Partnership to Partners pursuant to Section 9.2(a) of this Agreement, or (ii) withheld or escrowed to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership, provided that such withheld or escrowed amounts shall be distributed to Partners in the manner and order of priority set forth in Section 9.2(a) as soon as practicable.

Section 9.3 Negative Capital Accounts. No Partner shall be liable to the Partnership or to any other Partner for any negative balance outstanding in such Partner’s Capital Account, whether such negative Capital Account results from the allocation of Net Losses or other items of deduction and loss to such Partner or from distributions to such Partner.

Section 9.4 Rights of Partners. Except as otherwise provided in this Agreement, the Partners shall look solely to the Assets of the Partnership for the return of their Capital Contributions and shall have no right or power to demand or receive property other than cash from the Partnership.

Section 9.5 Notice of Dissolution. In the event an event of dissolution described in Section 9.1(b) occurs, the Liquidator shall, as soon as practicable, but in no event later than (30) days thereafter, provide written notice thereof to each of the Partners. In addition, the General Partner shall promptly notify the Partners of any imminent event of dissolution of which it is aware.

Section 9.6 Termination of Partnership and Cancellation of Certificate of Formation. Upon the completion of the liquidation of the Partnership cash and property as provided in Section 9.2, the Partnership shall be terminated, a certificate of cancellation shall be filed, and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

- 23 -

Section 9.7 Reasonable Time for Winding-Up. A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Partnership and the liquidation of its Assets pursuant to Section 9.2, in order to minimize any losses otherwise attendant upon such winding-up. The provisions of this Agreement shall remain in effect between the Partners during the period of winding-up and liquidation.

Section 9.8 Waiver of Partition. Each Partner hereby waives any right to partition of the Partnership property.

ARTICLE X
POWER OF ATTORNEY

Section 10.1 Power of Attorney. Each Partner constitutes and appoints the General Partner (including its successors and assigns), any Liquidator, and authorized partners, officers, and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to execute, swear to, seal, acknowledge, deliver, file and record in the appropriate public offices (a) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate and all amendments or restatements thereof) that the Attorney-in-Fact deems appropriate or necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability to the extent provided by applicable law) in the State of Delaware and in all other jurisdictions in which the Partnership may or plans to conduct business or own property; (b) all instruments that the Attorney-in-Fact deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement as permitted in and in accordance with its terms; (c) all conveyances and other instruments or documents that the Attorney-in-Fact deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation; (d) all instruments relating to the withdrawal, removal or substitution of any Partner pursuant to this Agreement or the Capital Contribution of any Partner; (e) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of Partnership Interests; (f) all conveyances and other instruments or documents that the Attorney-in-Fact deems appropriate or necessary to effectuate a permitted Transfer of Partnership Interest pursuant to the terms of Article VIII; and (g) all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the sole and absolute discretion of the Attorney-in-Fact, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Partners hereunder.

Section 10.2 Duration of Power. The power of attorney granted herein is hereby declared to be irrevocable and a power coupled with an interest in recognition of the fact that each of the Partners will be relying upon the power of the Attorney-in-Fact to act as contemplated by this Agreement in any filing or other action by it on behalf of the Partnership, and such power of attorney shall survive and not be affected by the subsequent incapacity of any Partner and the Transfer of all or any portion of any Partner’s Partnership Interest, shall survive the death, incapacity, bankruptcy or insolvency of Partner and shall extend to any Partner’s heirs, successors, assigns and personal representatives. Each Partner shall be bound by any action taken by the Attorney-in-Fact acting in good faith pursuant to such power of attorney and shall execute and deliver to the Attorney-in-Fact, within fifteen (15) days after receipt of the Attorney-in-Fact’s request therefore, such further designation, powers of attorney and other instruments as the Attorney-in-Fact deems necessary to effectuate this Agreement and the purposes of the Partnership.

- 24 -

ARTICLE XI
MISCELLANEOUS

Section 11.1 Amendments. This Agreement may not be amended without the prior written consent of the General Partner and the Approval of the Limited Partners, except that the General Partner may amend and update the Partnership Agreement to reflect admissions, substitutions or withdrawals of Partners upon the issuance, redemption or transfer of Units without the Approval of the Limited Partners. Notwithstanding the foregoing, (a) any amendment that would materially adversely affect the rights of a Limited Partner in a manner that is disproportionate to the other Limited Partners must be approved by the disproportionately-affected Limited Partner, and (b) any amendment that would require a Limited Partner to make capital contributions in excess of its initial Capital Contribution must be approved by such Limited Partner.

Section 11.2 Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement between the Partners and replaces and supersedes any oral or written agreements by and among the Partners or any of them.

Section 11.3 Governing Law. This Agreement and the rights of the parties hereunder shall be governed by, interpreted and enforced in accordance with, the internal laws (exclusive of the choice of law provisions thereof) of the State of Delaware as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies.

Section 11.4 Binding Effect. Subject to the provisions of this Agreement relating to the Transfer of Partnership Interests, this Agreement shall be binding upon and inure to the benefit of the parties signatory hereto, and their respective distributees, successors and assigns.

Section 11.5 Interpretation. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person or Persons, may in the context require. All headings, titles or captions herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby” and “hereunder,” when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires. If any provision of this Agreement or the application thereof to any Person or circumstance is or becomes invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 11.6 Multiple Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. However, in making proof hereof it shall be necessary to produce only one copy of this Agreement signed by the party to be charged. For the convenience of the parties, signatures exchanged by telecopy or by electronic mail in portable document format (or similar format) are permissible and shall be accepted as originals.

Section 11.7 Execution of Documents. Each party hereto agrees to execute, with acknowledgment or affidavit, if required, any and all documents and writings which may reasonably be necessary or expedient in connection with the creation of the Partnership and the achievement of its purposes, specifically including the amendment to the Partnership’s Certificate contemplated by the terms of this Agreement and all further amendments thereto or cancellation thereof.

- 25 -

Section 11.8 Reliance on Authority. In no event shall any Person dealing with the General Partner be obligated to ascertain that the terms of this Agreement have been complied with or be obligated to inquire into the necessity or expediency of any act or action of the General Partner. Every contract, agreement, deed, mortgage, promissory note, or other instrument or document executed by the General Partner with respect to the Partnership shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and/or delivery thereof, this Agreement was in full force and effect, (b) such instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Partnership and all of the Partners thereof, and (c) the General Partner was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Partnership.

Section 11.9 No Third Party Beneficiaries. This Agreement is made solely and specifically among and for the benefit of the parties hereto and their respective successors and assigns subject to the express provisions of this Agreement relating to successors and assigns, and, except as expressly provided to the contrary herein, no other Person shall have any rights, interest or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise. No third party, including any creditor of the Partnership, shall have any right to enforce any contribution of capital, loan, or other advance of funds by any Partner.

Section 11.10 Notices. All notices and other communications provided for herein shall be given or made by telecopy, by electronic transmission, or in writing and telecopied, sent by electronic transmission, mailed or delivered to the intended recipient at the address, facsimile number, or email address set forth in a Limited Partner’s subscription agreement for Units or, if such information has been updated, in the books and records of the Partnership. All such communications shall be deemed to have been duly given when transmitted by telecopy, sent by electronic transmission, personally delivered or, in the case of a mailed notice, upon depositing the notice in the mail, postage prepaid and return receipt requested, in each case given or addressed as aforesaid. Any party hereto may, at any time by giving ten (10) days’ prior written notice to the other parties hereto, designate any other address, facsimile number, or email address in substitution of the foregoing to which such notice shall be given.

Section 11.11 Waiver, etc. No failure by any party to insist upon strict performance of any covenant, duty, agreement or condition of this Agreement or to the exercise of any right or remedy resulting from a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition. All consents, waivers, amendments and supplements under or relating to this Agreement shall be in writing. Consents to any matter relating to this Agreement may be executed in multiple counterparts, and may be delivered to the Partnership by email or other electronic transmission, including in portable document format (pdf), and such delivery shall be considered to be a vote of written approval with respect to all matters to which the consent relates, if the transmission sets forth or is delivered with information from which the Partnership can determine that the transmission was transmitted by the party from whom consent was requested by the Partnership and the date on which the transmission was transmitted to the Partnership.

Section 11.12 Patriot Act; Anti-Money Laundering. Each Partner represents that neither such Partner nor any of its Affiliates: (a) is listed on the Specially Designated Nations list maintained by the Office of Foreign Assets Control or any other similar list maintained by the United States Department of State, Department of Commerce or any other government authority or pursuant to any executive order of the President; (b) has been determined to be subject to the prohibitions contained in Presidential Executive Order No. 13224; or (c) has been previously indicted for or convicted of any criminal violation relating to terrorism or money laundering, including, without limitation, any offense under the Uniting and Strengthening American By Providing Appropriate Tools Required To Intercept And Obstruct Terrorism (USA Patriot Act of 2001), the Bank Secrecy Act, or the Money Laundering Control Act of 1986.

(Signature page follows.)

- 26 -

IN WITNESS WHEREOF, the Partners have executed this Agreement to be effective as of the date first written above.

GENERAL PARTNER:

CRI FUND VII GP, LLC, a Texas limited liability company

By:	Capview Holdings, LLC, a Delaware limited liability company
Its:	Sole Manager

By:
Name:	John A. Hammill
Title:	Manager
Address:	6119A Greenville Ave, Suite 434 Dallas, Texas 75206

ORIGINAL LIMITED PARTNER:

Capview Holdings, LLC, a Delaware limited liability company

By:
Name:	John A. Hammill
Title:	Manager

Signature Page – Amended and Restated Limited Partnership Agreement

Capview Residential Income – Fund VII, LP